December 14, 2023
VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing
100 F Street, NE
Washington, DC 20549
Attn: Mindy Hooker and Martin James

Re:	Turtle Beach Corporation Form 10-K for Fiscal Year Ended December 31, 2022 Response Dated October 6, 2023 File No. 001-35465

Dear Ms. Hooker and Mr. James:
On behalf of Turtle Beach Corporation (the “Company”), this letter responds to the additional comment issued by the staff of the Division of Corporate Finance, Office of Manufacturing (the “Staff”) of the U.S. Securities and Exchange Commission (“Commission”) in a letter dated November 30, 2023 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 that was filed with the Commission on March 29, 2023 and the Response Letter from the Company on October 6, 2023. For your convenience, the Staff’s comment is included in this letter and is followed by the response of the Company.
Form 10-K for Fiscal Year Ended December 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Key Performance Indicators and Non-GAAP Measures, page 27
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Comment: We have reviewed your response to prior comments 1 and 2. Based on your responses, the adjustments to your non-GAAP financial measures for employee and executive retention costs and for inventory and component related reserves appear to be normal operating expenses necessary to operate your business. As such, these adjustments are inconsistent with Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations. Please revise your non-GAAP measures in future filings to remove these adjustments.

Response: The Company respectfully acknowledges the Staff’s comment and will revise its non-GAAP measures in future filings to remove the adjustments for employee and executive retention costs and for inventory and component related reserves, in accordance with the Staff’s comment.

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If you have any questions or if you require additional information, please do not hesitate to contact me at (858) 914-4461.

Sincerely,

/s/ John T. Hanson
Chief Financial Officer
Turtle Beach Corporation

cc:   Megan Wynne, General Counsel, Turtle Beach Corporation

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